Stonepeak Securities LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition

December 31, 2023

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SEC FILE NUMBER
8-70803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stonepeak Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

550 W. 34th Street, 48th Floor
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angelina Fortino	(212) 751-4422	afortino@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Ave	New York	NY	10017-6204
(Address)	(City)	(State)	(Zip Code)

10/20/03	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Douglas Wallach</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Stonepeak Securities LLC</u>, as of <u>12/31</u>, 2 <u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





MALGORZATA T LESZCZYNSKA
Notary Public - State of New York
NO. 01LE6254612
Qualified In Kings County
My Commission Expires Jan 17, 2028

Notary Public

February 26, 2024

Signature:

Title:
CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Stonepeak Securities LLC

Table of Contents

Form X-17 A-5 Part III

Oath or Affirmation



Report of Independent Registered Public Accounting Firm

To the Managing Member and Member of Stonepeak Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Stonepeak Securities LLC (the “Company”) as of December 31, 2023, including the related notes (collectively referred to as the financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2024

We have served as the Company's auditor since 2022.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us

Stonepeak Securities LLC
Statement of Financial Condition
December 31, 2023

ASSETS

Cash	$	6,666,528
Accounts receivable, due from affiliates		10,851,867
Other assets		6,300
TOTAL ASSETS	$	17,524,695

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	134,548
Due to affiliates		165,493
Taxes payable		195,074
TOTAL LIABILITIES		495,115
MEMBERS' EQUITY		17,029,580
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	17,524,695

The accompanying notes are an integral part of this financial statement.

Stonepeak Securities LLC
Notes to the Financial Statement
December 31, 2023

1.   Organization

Stonepeak Securities LLC ("the Company") is a limited liability company established in the state of Delaware on August 13, 2021. On June 22, 2022 the Company was granted membership by Financial Industry Regulatory Authority ("FINRA") and commenced operations. The Company is registered as a broker-dealer under applicable state law and with the Securities and Exchange Commission ("SEC") and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). The Company is owned by Stonepeak Partners II LLC (the "Managing Member") and Stonepeak Partners LP (the "Member"). The Member has no equity interest and distributions are determined by the Managing Member in its sole and absolute discretion.

The Company acts as an agent in the private placement of securities, acts as an advisor to funds and their respective portfolio companies in connection with business combination transactions, and acts as an underwriter and selling group participant.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, does not claim an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934, but instead relies on Footnote 74 of the SEC Release No. 34-70073.

2.   Summary of Significant Accounting Policies

<u>Basis of Presentation</u>

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Use of Estimates</u>

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could materially differ from these estimates.

<u>Revenue Recognition</u>

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

2.   Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory fees:

The Company provides advisory services related to corporate finance activities such as mergers and acquisitions, financial restructurings, asset sales, divestitures, and other business combination transactions. The Company enters into agreements with institutional clients whereby the Company provides advisory services in exchange for fees. The determination and identification of distinct performance obligations in such agreements may require judgment. Revenue for certain advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for other contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. For certain contracts, the consideration is included in the transaction price and is constrained until it is probable that a significant reversal of revenue will not occur. In some circumstances, judgment is needed to determine the timing and measurement of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are recognized when the services are provided to the customer.

Private placement fees:

Private placement fees are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled.

The Company provides private placement services by selling debt and equity securities to investors. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied to uncertain future events. The Company enters into arrangements with corporate issuers, such as portfolio companies of funds managed by the Company's affiliated registered investment adviser, to sell debt and equity securities. The Company generally receives fees paid over time as percentage of capital raised with respect to securities sold by the Company. The Company believes that its performance obligation is the sale of debt and equity securities and, as such, its obligation is fulfilled upon acceptance of capital by corporate issuers. Retainers and other fees received from customers prior to recognizing revenue are recognized when the services are provided to the customer.

2.   Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Underwriting fees:

The Company underwrites securities for business entities seeking to raise funds through a sale of securities to public or private markets. Revenues are earned from fees arising from securities offering in which the Company acts as a firm commitment underwriter, selling group participant, or best efforts underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Current Expected Credit Losses

The Company complies with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. There was no allowance for credit losses at December 31, 2023.

Cash and Cash Equivalents

The Company considers deposits held with banks to be cash and considers amounts held in money market accounts with initial maturities equal to less than three months to be cash equivalents. The Company does not hold any cash equivalents at December 31, 2023.

Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The guidance is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. These ASUs are effective for annual periods beginning after December 15, 2024 for public business entities. The Company has evaluated this guidance and determined that it does not have a material impact on its financial statements.

3.   Related Party Transactions

The Company entered into an Administrative Services Agreement (the "Expense Sharing Agreement") with the Member and Stonepeak Advisors II, LLC. In accordance with the Expense Sharing Agreement, the Company incurs a monthly intercompany fee for a proportional share of compensation and operating costs. The Company's operating expenses are paid either by the Company or by the affiliates on behalf of the Company. The total amount payable to affiliates for reimbursement of these payments at December 31, 2023 is $165,493 as reflected in Due to affiliates in the statement of financial condition.

The following table sets forth the Company's due to / from affiliate balances at December 31, 2023:

ASSETS		
Accounts receivable, due from affiliates	$	10,851,867
LIABILITIES		
Due to affiliates	$	165,493

4.   Net Capital Requirements

The Company, as a member of FINRA and a registered broker-dealer in securities, is subject to SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is required to maintain a minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined in the aforementioned rule. At December 31, 2023, the Company's net capital was $6,171,413 which was $6,071,413 in excess of its minimum net capital requirement of $100,000.

5.   Concentrations

Cash held by three financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceeded the maximum coverage provided by the FDIC on insured depositor accounts.

6.   Risks and Uncertainties

From time to time, the Company may be involved in litigation relating to claims arising in the ordinary course of business. There are no claims or matters pending against the Company which would have a material impact on the Company's financial position.

6.   Risks and Uncertainties

The Company is subject to both routine and unscheduled regulatory examinations of their respective businesses and investigations of securities industry practices by governmental agencies and self-regulatory organizations. Regulatory investigations can result in substantial fines being imposed on the Company. In the ordinary course of business, the Company receives inquiries and subpoenas from the SEC, FINRA, state regulators and other regulatory organizations. The Company does not always know the purpose behind these communications or the status or target of any related investigation, however it is possible that any such investigations could result in disciplinary actions, including monetary sanctions, and the Company being cited for regulatory deficiencies.

Cybersecurity risks could result in the loss of data, interruptions in the Company's operations, or subject the Company to regulatory actions, increased costs, and financial losses, each of which could have a material adverse effect on the Company.

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with financial or contingent liabilities. The Company manages liquidity risk by maintaining a sufficient amount of bank deposits to ensure operational requirements are fulfilled as they become due.

7.   Income Taxes

The Company is a limited liability company taxed as a partnership and is not subject to United States federal income tax. However, the Company is subject to the New York City Unincorporated Business Tax and Texas Franchise Tax. Each partner takes into account separately on its tax return their share of the taxable income, gains, losses, deductions, or credits for the Company's taxable year.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, Income Taxes ("ASC 740"). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. There are no deferred taxes as of December 31, 2023.

Uncertainty in income tax positions is accounted for by recognizing in the financial statement the benefit of a tax position when it is more-likely-than-not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position.

As of December 31, 2023, no tax benefit or liabilities were recognized for uncertainties related to current year income tax positions. The Company classifies any interest and penalties separate of income tax expense if incurred. To date, there have been no interest or penalties charged or accrued in relation to unrecognized tax benefits.

As of December 31, 2023, the tax years that remain subject to examination by the major tax jurisdictions under the statue of limitations are from inception forward.

7.   Income Taxes (Continued)

In 2023, the Company made an annual election for the New York City and New York State Pass-Through Entity Tax ("PTET"). In accordance with ASC 740, the Company's accounting policy is to record the tax payment as a transaction with its owners as the Company considers the economic substance of the income tax to be a tax obligation of the owners, which is recorded as a capital distribution.

8.   Commitments and Contingencies

In connection with investment banking activities, the Company may from time to time provide underwriting commitments in connection with capital raising transactions. As of December 31, 2023, the Company had no commitments.

9.   Subsequent Events

The Company has evaluated subsequent events through the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed to the financial statements for the year ended December 31, 2023.